Jin Mao Tower 38F, Unit 03 88 Century Boulevard Pudong, Shanghai 200121 People’s Republic of China Phone: 86-21-6165-1700 Fax: 86-21-6165-1799 Website: www.wsgr.com	中国上海浦东新区 世纪大道88号 金茂大厦38楼03室 邮政编码: 200121 电话: 86-21-6165-1700 传真: 86-21-6165-1799 网站: www.wsgr.com

Via EDGAR

March 31, 2023

Attention:

Beverly Singleton

Anne McConnell

Evan Ewing

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc. (CIK No. 0001930207)
Response to the Staff’s Comments on
Registration Statement on Form F-4 Filed on March 3, 2023

Ladies and Gentlemen,

On behalf of our client, CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 20, 2023 on the Company’s Registration Statement on Form F-4 filed with the Commission on March 3, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment No.1 to the Registration Statement (“Amendment No.1”) and via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.1.

Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus, page 18

1.	Please revise this section to prominently disclose that shares of common stock held by certain stockholders are currently under equity pledge or judicial freezing and, if such equity pledges are exercised or if the shares subject to judicial freezing are auctioned off, the Holding Company may only control approximately 46% of the voting rights of the company. Clearly disclose the reduction in interest could occur before or after the closing of the business combination. Please also disclose the equity and economic interest that will be held by the Holding Company if the equity pledges are exercised or auctioned off.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 23, 93 and 94 of Amendment No.1.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊●桑西尼●古奇●罗沙迪律师事务所

austin   beijing   boston   BOULDER   brussels   hong kong   london   los angeles   new york   palo alto
SALT LAKE CITY   san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

2.	Please clearly disclose the number of shares in PubCo that will be issued if the equity pledges are exercised or auctioned off prior to the closing of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 23, 93 and 94 of Amendment No.1.

3.	We note your disclosure that you have 32,000 pre-sales order for K20 vehicles and you expect to fulfill the non-binding orders in 16 months after receiving estimated proceeds of $55 million to $155 million. Please clarify the number of pre-orders you expect to fulfill if you raise the low end of your projected financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 141 and 149 of Amendment No.1.

Going Concern, page 22

4.	We note your revised disclosure that you expect to receive up to $33 million from the trust account and also intend to raise between $55 million and $155 million post-business combination. We also note your disclosure on page 118 that “[o]ver the forecast period from 2023 to 2025, the Company estimates that it will require a total of US150 million in capital expenditures to execute its growth strategy.” It appears that multiple funding scenarios generate insufficient funds to execute your business plan. Please revise to discuss this potential shortfall and the company’s plan if it is unable to raise an aggregate of $150 million to execute its growth strategy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 187 of Amendment No.1.

Interest of Financial Advisors and Due Diligence Consultant in the Business Combination, page 36

5.	We note your disclosures appear to indicate that convertible debts for which the Company received total proceeds of $8.9 million can be converted into 23.8 million shares of stock. Please more fully explain the conversion terms based on the implied fair value of the related shares. Please also explain how the convertible debts will be accounted for and tell us your consideration for reflecting them in the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised throughout Amendment No.1 to treat the holders of the NextG Tech Convertible Debts as the Reorganization Shareholders, as the holders have elected to convert the loans into CH-AUTO Tech’s shares prior to the Reorganization. Accordingly, the Pubco Ordinary Shares to be issued to Reorganization Shareholders has been revised to 89,904,646 instead of 89,023,050 as reflected in the pro forma financial statements and related Company share information. The Company has also revised the disclosure on page 216 to add a pro forma transaction adjustment regarding above debt conversion.

Summary of the Proxy Statement/Prospectus

IPO Underwriting Agreement, page 142

6.	Based on the numbers of shares assumed to be redeemed under the Interim and Maximum Redemption scenarios, it is not clear how you determined the amount of IPO proceeds remaining in the Trust Account under each scenario or how these amounts reconcile to the Trust Account balances, after the assumed redemptions, reflected in the pro forma financial statements. Please revise the amounts and related effective underwriting fee percentages presented in the table or disclose how you determined the amounts currently presented and explain you believe they are appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 38 of Amendment No.1.

Background of the Business Combination, page 112

7.	Please update your disclosure to discuss (i) the outcome of the reorganization negotiations with the company’s existing shareholders, (ii) material PIPE financing developments and (iii) the NextG Tech convertible debt. Additionally, please file the convertible loan agreement as an exhibit or tell us why you are not required to do so.

Response: In response to the Staff’s comment, the Company has revised throughout Amendment No.1 to reflect the current status regarding the Reorganization, which is to treat the holders of the NextG Tech Convertible Debts as the Reorganization Shareholders, as the holders have elected to convert the loans into CH-AUTO Tech’s shares prior to the Reorganization. The Company has also revised the disclosure on page 33 of Amendment No.1 and has filed Exhibits 10.20 and 10.21 to Amendment No.1.

Proposal Four: The NTA Requirement Amendment Proposal, page 132

8.	We note that you are now asking MCAF stockholders to adopt amendments to the existing charter that would allow MCAF to consummate the business combination even if MCAF has less than $5,000,001 in net tangible assets. Explain why you are asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the post-business combination company here and in the risk factors section. Please also include a Q&A on the NTA Requirement Amendment Proposal..

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 94 and 95 of Amendment No.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company Liquidity and Capital Resources, page 181

9.	Refer to the second full paragraph on page 183, specifically the last sentence that begins “Our third-party independent auditor also issued auditor opinion as to...prepared assuming that we would continue as a going concern”. We note your revisions in response to prior comment 4; however, we note no revisions to this sentence which appears to contradict the first sentence of the paragraph that states your auditors’ included an explanatory paragraph expressing substantial doubt about your ability to continue as a going concern in their report.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 105 and 188 of Amendment No.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MCAF, page 190

10.	We have reviewed your response to prior comment 7. Please revise MD&A to provide the previously requested disclosure to quantify the cash redemptions of $24.5 million that occurred on December 21, 2022. Please also revise the disclosures on pages F-84 and F- 103 to quantify the cash redemptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123, 124, F-84 and F-103 of Amendment No.1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 195

11.	We have reviewed your response to prior comment 11 and the revisions to the filing, including the disclosures on page 196 that upon the Reorganization Closing, the Holding Company will (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company, and (3) own, directly or indirectly at least 37.8426% of the then-issued and outstanding equity interests in the Company. Please more fully address the following:

●	Since the Reorganization has not yet been completed, explain the full range of possible results, including how you determined the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.

●	Explain the reason for the difference between the percentages related to the voting rights and economic rights relative to the percentage related to the outstanding equity interests.

●	Explain whether the remaining 28.7816% equity interest that will continued to be held by existing shareholders who chose not to participate in the Reorganization could change. If the percentage interest could change, explain how you determined potential changes in the non-controlling interest are not required to be presented and disclosed and discussed in the pro forma financial statements.

●	Clarify the reasons for and the impact of the agreement with the DSO Stockholders, including who they will transfer up to 25% of the stock of the Company held by them.

●	Explain the disclosure on page 89 regarding your ability to consolidate the Company, including how you determined the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.

●	In regard to the 1,250,000 advisor shares to be issued to BHTIC for services provided to MCAF, it remains unclear where or how the fair value of the shares ($10 per share) is recorded in the pro forma financial statements as such amount appears to represent a transaction fee that may be required to be expensed.

●	In regard to the 2,500,000 advisor shares to be issued to CBC and Revere for services provided to the Company, due to the fact that the shares are required to be issued if the Business Combination is successfully and do not appear to be conditioned on additional financing being obtained and the fact that the fair value of the shares ($10 per share) to be issued appears to exceed the amount of cash proceeds that would be obtained under the 50% and Maximum Redemption scenarios, it is not clear where or how the excess fair value of the shares is recorded in the pro forma financial statements as such amount appears to represent transaction fees that may be required to be expensed.

Response: The Company respectfully clarifies that:

●	After considering the conversion of the NextG Tech Convertible Debts into the CH-AUTO Tech’s shares prior to the Reorganization, the percentage of CH-AUTO Tech’s shareholdings participating in the Reorganization has been increased to 71.9237% from 71.2184%. As of the date of submission, it is the most updated resolution for the Reorganization based on all factual supporting events such as the approval of CH-AUTO Tech’s shareholders meeting. Therefore, pro forma financial statements present the three scenarios of redemption of MCAF’s shareholders based on this result of the Reorganization. Further, as there is an uncertainty regarding whether all or a portion of the Company’s shares under pledge or judicial freezing will be exercised or auctioned off before the closing of the Reorganization, the Company has revised the disclosure on page 208-212 to add a set of pro forma financial statements based on a reorganization result that the Holding Company will have the ability to direct 66.6667% (or two thirds) of the voting rights and own 66.6667% (or two thirds) of all outstanding equity securities of CH-AUTO Tech, that is the minimum percentage of reorganization shareholding to ensure the Holding Company’s control over CH-AUTO TECH and presentation basis of the pro forma financial statements.

●	The shares of CH-AUTO Tech held by certain stockholders are currently under equity pledge or judicial freezing. Such shares are prohibited from being transferred unless being released from the equity pledge or equity judicial freezing. As of the date of this submission, such shares have not been released from such equity pledge or equity judicial freezing. Moreover, the DSO Stockholders (i.e., Qun Lu, Yanmin Wu, Hua Yao, Kejian Wang, Chenhui Feng, Baihui Sun, Jingwei Song and Kai Yin) may only transfer up to 25% of the Company shares held by him or her each year due to restrictions under applicable PRC laws. Therefore, the Reorganization Stockholders may only freely transfer the ownership of 39.3650% of the then-issued and outstanding Company shares to the Holding Company (the “Transferred Shares”).

Each DSO Stockholders and Xiangchao Shen, an individual shareholder of CH-AUTO Tech (together with the DSO Stockholders, the “Entrusting Stockholders”), will further enter into the Voting Rights Proxy Agreement and the Economic Rights Transfer Agreement with the Holding Company to transfer and assign to the Holding Company all their respective voting rights and economic rights in connection the remaining shares of CH-AUTO Tech held by such Entrusting Stockholders (i.e., the shares under equity pledge or judicial freezing; collectively, the “Restricted Shares”), while the ownership of the Restricted Shares will not be transferred to the Holding Company until the Restricted Shares are released from relevant transfer restrictions.

As a result, the voting rights and economic rights of the Transferred Shares (i.e., 39.3650% of all outstanding shares of the Company) and the Restricted Shares (i.e., 32.5587% of all outstanding shares of the Company) can be directed or owned by the Holding Company. That being said, at least 71.9237% of all outstanding shares of the Company can be directed or owned by the Holding Company.

●	After considering the conversion of the NextG Tech Convertible Debts into the shares of CH-AUTO Tech prior to the Reorganization, the remaining percentage of equity interest that will continued to be held by existing shareholders who chose not to participate in the Reorganization will remain as 28.0763% with no further change.

●	According to the Company Law of the PRC (the “PRC Company Law”), the director, supervisor or senior executives of a company limited by shares may only transfer up to 25% of the stock held by him or her each year. Therefore, each DSO Stockholder, respectively acting as the director, supervisor or senior executives (as the case may be) of CH-AUTO Tech, a company limited by shares incorporated under the PRC Company Law, may only transfer up to 25% of the stock held by him or her each year.

The Company has filed the template of the Voting Rights Proxy Agreement as exhibit 10.22 of Form F-4. According to each Voting Rights Proxy Agreement to be executed by and between each Entrusting Stockholder and the Holding Company, the Entrusting Stockholders shall entrust the Holding Company to exercise, without consideration, unconditionally, exclusively and irrevocably, the right to propose, nominate, vote and other non-property rights (collectively, the “Entrusted Rights”) of the Restricted Shares (the “Entrustment”). The term of the Entrustment commences from the execution date of the Voting Rights Proxy Agreement until the entire Entrusted Shares are transferred by the Entrusting Stockholders to the Holding Company. The Entrusting Stockholders shall not create any new security interest, encumbrance on the Restricted Shares nor shall the Entrusting Stockholders take any other action that may have any detrimental impact on or may prejudice the Holding Company’s exercise of the Entrusted Rights. Further, the Entrusting Stockholders shall not sell, transfer or otherwise dispose of the Restricted Shares except for the transfer of the Restricted Shares to the Holding Company.

The Company has filed the template of the Economic Rights Transfer Agreement as exhibit 10.23 of Form F-4. According to each Economic Rights Transfer Agreement to be executed by and between each Entrusting Stockholder and the Holding Company, the Entrusting Stockholders shall assign and transfer the economic rights derived from the Restricted Shares to the Holding Company without consideration. The aforementioned economic rights of the Restricted Shares include the value of the Restricted Shares, the dividends and bonuses derived from the Restricted Shares, and any other legal economic rights and/or pecuniary interests arising from the Restricted Shares. During the period from the execution date of the Economic Rights Transfer Agreement to the date on which the Entrusting Stockholders transfer all of the Restricted Shares to the Holding Company (the “Economic Rights Holding Period”), all of the economic rights of the Restricted Shares shall be vested in and belong to the Holding Company. During such Economic Rights Holding Period, the Entrusting Stockholders shall not create any new security interest, encumbrance on the Restricted Shares nor shall the Entrusting Stockholders take any other action that may adversely affect the Restricted Shares or the Holding Company’s implementation of the economic rights of the Restricted Shares. Further, the Entrusting Stockholders shall not sell, transfer or otherwise dispose of the Restricted Shares except for the transfer of the Restricted Shares to the Holding Company.

●	Per the articles of association of CH-AUTO Tech, the Holding Company shall have ability to direct, directly or indirectly, at least 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of CH-AUTO Tech entitled to vote to be able to control CH-AUTO Tech. If any shares of the Company under pledge or judicial freezing are later exercised or auctioned off to make that the Holding Company directs, directly or indirectly, less than 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of CH-AUTO Tech entitled to vote, the Holding Company will lose the ability to consolidate the financial results of CH-AUTO Tech and the Company and CH-AUTO Tech will not proceed to close the Business Combination. Therefore, the pro forma does not present any result of reorganization shareholdings in CH-AUTO Tech to be lower than 66.6667%.

●	In regard to 1,250,000 advisor shares to be issued to BHTIC in exchange for the services provided to MCAF for this Business Combination, as the underlying shares are the shares of the Company, the Company considers the corresponding fair value as the deferred offering cost of the Company, which deducts the additional paid-in-capital upon the consummation of the Business Combination and the net impact is zero. The Company has revised the disclosure on page 215 to extend the explanation on the accounting impact of 1,250,000 advisor shares.

●	In regard to the 2,500,000 advisor shares to be issued to CBC and Revere for services provided to the Company for of this Business Combination, the whole fair value is treated as the deferred offering cost of the Company, which deducts the additional paid-in-capital upon the consummation of the Business Combination and the net impact is zero. The Company has revised the disclosure on page 215 to extend the explanation on the accounting impact of 2,500,000 advisor shares.

12.	Refer to page 197. Please more fully explain how you determined the maximum number of shares that can be redeemed under the Maximum Redemption scenario, including any related assumptions. If accurate, please disclose if actual redemptions exceed the maximum amount presented the business combination will not occur. If that is not accurate, please more fully explain how you determined the Maximum Redemption scenario presented is appropriate and the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X. In this regard, we also note the filing now also includes a proposal to amend the tangible net asset requirement; however, it is not clear what would or could occur if the proposal is not approved or how the approval or lack of approval of the proposal is appropriately reflected in the range of possible results required to be presented in the pro forma financial statements. For example, if the proposal to amend the tangible net asset requirement is not approved and actual redemptions result in MCAF not meeting the tangible net asset requirement, it is not clear what would or could occur in regard to the business combination. Please more fully explain to us how you determined the pro forma financial statements comply with Rule 11-02(a)(10) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 202 of the Amendment No.1 to revise the redeemable shares from 3,099,337 to 3,305,815 under the Maximum Redemption scenario by allocating all remaining fund in the Trust Account to the redemption of MCAF’s shares according to the terms of the Trust Agreement. According to the Trust Agreement, prior to the Closing, SPAC shall disburse monies from the Trust Account only (i) to pay income and other tax obligations from any interest income earned in the Trust Account or (ii) to redeem SPAC Common Stock in accordance with the provisions of SPAC’s organizational documents. The Company considers it is appropriate to determine the maximum redeemable shares and the pro forma financial statements appropriately reflect upper limit of redemptions in MCAF.

As to the proposal to waive the net tangible asset requirement, the Company considers that net tangible asset requirement could not override the MACF’s public shareholders’ right to redeem the redeemable public shares. Therefore, the Maximum Redemption scenario reflects the upper limit of redemptions in MCAF when all MCAF’s public shareholders exercise their redemption rights. If cash redemptions make MCAF’s net tangible assets less than $5,000,001 prior to the Business Combination and the proposal to amend MCAF’s Charter to modify the net tangible asset requirement (the “NTA Requirement”) to expand its options to be excluded from the “penny stock” rules by amending its Charter to rely upon either the NTA Rule or the Exchange Rule is not approved, then MCAF would be subject to the SEC’s “penny stock” rules and could not proceed with the Business Combination.

Notes to Unaudited Pro Forma Combined Financial Statements

Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2022, page 204

13.	Refer to adjustment (5) on page 205. In the second paragraph, please identify or clarify if the current reference to CN AUTO should be CH AUTO. Please also revise the last sentence of the note to clarify that MCAF’s estimated transaction costs are actually included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 215 to revise the CN AUTO to CH AUTO and add the clarification that that MCAF’s estimated transaction costs are actually included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, rather than in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022.

Note 4. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements of Operations, page 206

14.	Refer to adjustment (12). Please expand to disclose how amounts are calculated and explain that they represent the 28.7816% non-controlling interest referred to in adjustment (8). Also, please revise pages 201 and 202 to correct the reference for the respective noncontrolling interest net loss amounts to adjustment (12), rather than adjustment (11), as currently shown.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 215 to clarify the method to determine net loss of CH-AUTO TECH attributable to its non-controlling interest and revised the reference of for the respective non- controlling interest net loss amounts on page 206, 207, 211 and 212 to adjustment (12) from adjustment (11).

Exhibits

15.	Refer to Part II and the Exhibit listings 23.1 and 23.2 related to the consents of Marcum Asia CPAs LLP for CH-AUTO Technology Corporation Ltd. and CH AUTO Inc. We note a dual consent for both companies is included in Exhibit 23.1. Please address the following:

●	Revise the first paragraph of Exhibit 23.1 to clarify the auditor consents to the inclusion in this Registration Statement of CH AUTO INC. on Form F-4 of its report dated August 12, 2022, except for the consolidated statements of operations and comprehensive loss, and Notes 5 and 12, as to which the date is December 30, 2022, with respect to their audits of the consolidated financial statements of CH-AUTO Technology Corporation Ltd. as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2021 and 2020, which report appears in the Prospectus, which is part of this Registration Statement.

●	Revise the second paragraph of Exhibit 23.1 to clarify the reference to the audit report dated August 12, 2022, is with respect to the audits of the consolidated financial statements of CH AUTO Inc., as of April 30, 2022, the related consolidated statements of operations and comprehensive loss, changes in deficit and cash flows for the period from January 25, 2022 through April 30, 2022, which report appears in the Prospectus, which is part of this Registration Statement.

Response: In response to the Staff’s comment, the Company has filed revised Exhibit 23.1 to Amendment No.1.

16.	We note that assumption 5 of Exhibit 5.1 assumes that no steps to wind-up the company have occurred. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts, including that the company is not in bankruptcy. Please ask counsel to support this assumption. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has filed revised Exhibit 5.1 to Amendment No.1.

17.	Please file the Voting Rights Proxy Agreement and Economic Rights Transfer Agreement as exhibit to your registration statement. Please revise your disclosure to address any risks related to these agreements.

Response: In response to the Staff’s comment, the Company has filed revised Exhibits 10.22 and 10.23 to Amendment No.1.

General

18.	We note your disclosure that upon the Reorganization closing the Holding Company will (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own at least 71.2184% of the economic rights of all the outstanding equity securities in the Company and (3) own, directly or indirectly own at least 37.8426% of the then-issued and outstanding equity interests in the Company. We also note your disclosure that if the equity pledges are exercised or if the shares subject to judicial freezing are later auctioned off prior to the closing of the Business Combination, the Holding Company may only have ability to direct, directly or indirectly, as little as 46.2701% of the voting rights of all outstanding equity securities of the Company entitled to vote. Please also disclose the percentage of the economic interest and equity interest that the Holding Company will own. Please include more prominent disclosure that the Holding Company may receive a reduced interest if the pledge shares are exercised or subject to judicial freezing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 23, 93 and 94 of Amendment No.1.

19.	Please disclose whether the board believes the determination that the fair market value of target continues to remain above 80% of the assets held in the trust account in light of your disclosure that the Holding Company may only have ability to direct, directly or indirectly, as little as 46.27% of the voting rights of all outstanding equity securities of the Company entitled to vote.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No.1.

20.	We note your disclosure on page 89 that that the Holding Company may only have ability to direct, directly or indirectly, as little as 46.27% of the voting rights of all outstanding equity securities of the Company entitled to vote. Please prominently and clearly address risk with meeting Nasdaq listing standards.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 23, 93 and 94 of Amendment No.1.

21.	Please revise your organization chart to clearly reflect the equity, voting and economic interest of the entities reflected. In that regard, the 71% reflected in the chart appears to effect equity ownership interest and not the voting rights interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21 of Amendment No.1. The Company respectfully clarifies that the 71.9237% in the chart of Amendment No.1 represents the voting rights of all outstanding equity securities of CH-Auto Tech that the Pubco is entitled to direct indirectly, and the corresponding equity interest of Pubco in CH-Auto Tech is 39.3650%.

22.	We note that Pubco will own a minority interest in the Company. Please provide a detailed analysis of whether this proposed transaction will result in your company meeting the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act of 1940.

Response: Pubco or the Company respectfully submits that it will not become an investment company under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”) upon and after the consummation of the Business Combination, and would be able to qualify for the exclusion under Rule 3a-1 if the Company is deemed an investment company under Section 3(a)(1)(C) of the 1940 Act.

(A)	Holding out as an investment company

The Company, upon the completion of the Reorganization and the Business Combination, will be a holding company engaged entirely in the business of new energy vehicle design, development, manufacturing and sales, through its PRC subsidiaries, as described in Amendment No.1. The Company therefore should not be deemed an investment company under Section 3(a)(1)(A) of the 1940 Act.

Additionally, none of the Company’s subsidiaries, upon the completion of the Reorganization and the Business Combination will be investment companies as defined in Section 3(a)(1)(A), (B) or (C) of the 1940 Act. With respect to 3(a)(1)(A) of the 1940 Act, and pursuant to each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah”), (i) each of the Company’s active PRC subsidiaries has had a history of significant and continuous business operations of new energy vehicle design, development, manufacturing and sales, other than trading and investing in securities, (ii) none of the Company’s active subsidiaries has ever represented that it is involved in any business other than in furtherance of the Company’s operation of new energy vehicle design, development, manufacturing and sales, (iii) none of the officers and directors of the Company’s active subsidiaries, in their respective capacities as such, spend any time managing investment securities and (iv) except that CH-AUTO Tech invested in 2017 $941,531 in Suzhou Qingyuan Huaqing Investment Partnership (L.P.) (“Suzhou Qingyuan”), accounting for 4.21% of the total investment of Suzhou Qingyuan as a limited partner, and received $111,263 in accrued investment income from Suzhou Huaqing as of December 31, 2021, none of the Company’s subsidiaries hold any assets that are investment securities or generate any income that is attributable to investment securities. With respect to Section 3(a)(1)(B) of the 1940 Act, none of the Company’s subsidiaries is engaged, has been engaged or proposes to engage in the business of issuing face-amount certificates of the installment type. With respect to Section 3(a)(1)(C) of the 1940 Act, none of the Company’s subsidiaries owns any investment securities. We intend to continue to conduct our operations so that we will not be deemed an investment company.

(B)	Exclusion from the definition of investment company under Rule 3a-1

Rule 3a-1 provides that a company that is a prima facie investment company under Section 3(a)(1)(C) of the 1940 Act will be deemed not to be an investment company; provided that no more than 45% of the values of such issuer’s total assets consists of, and no more than 45% of such issuer’s net income after taxes is derived from, securities other than securities such as (a) government securities, (b) securities issued by certain majority-owned subsidiaries of the issuer, and (c) securities issued by certain companies controlled primarily by the issuer.

“A majority-owned subsidiary” of a person is defined under Section 2(a)(24) of the 1940 Act, a company 50% or more of which the outstanding voting securities are owned by that person or by a company which is a majority-owned subsidiary of that person. The term “control” is defined under Section 2(a)(9) of the 1940 Act to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” In addition, Section 2(a)(9) establishes a rebuttable presumption of control if a person owns more than 25% of the voting securities of a company and presumption of no control for ownership of 25% or less. A person will primarily control a company if it owns more than 25% of the voting securities of the company and no other person has an equivalent amount of control of the company based on a review of the facts and circumstances.

The Company is not and will not be a Chinese operating company but will be, upon the completion of the Reorganization and the closing of the Business Combination, a Cayman Islands holding company, with its entire operations conducted by and its entire value of its assets and entire after-tax income derived from CH-AUTO Tech. the Company will own (i) 71.9237% (or as little as 47.5867% in the event that all the equity pledge are exercised and all shares subject to judicial freezing are later auctioned off pursuant to the PRC laws after the completion of the Business Combination) of the voting power and economic interest in CH-AUTO Tech, and (ii) 39.3650% (or as little as 38.6524% in the event that all the equity pledge are exercised and all shares subject to judicial freezing are later auctioned off pursuant to the PRC laws after the completion of the Business Combination) of the then-issued and outstanding equity interest in CH-AUTO Tech upon and after the Business Combination. And no other shareholder of CH-AUTO Tech, upon the consummation of the Reorganization, will own 25% or more of voting power in CH-AUTO Tech or has an equivalent amount of control of CH-AUTO Tech based on a review of the facts and circumstances.

CH-AUTO Tech will be deemed as “majority-owned subsidiary” (i) upon the closing of the Business Combination as the Company will not proceed to close the Business Combination if Pubco is not able to direct, directly or indirectly, at least 66.6667% of the voting rights of the outstanding equity securities of CH-AUTO Tech entitled to vote; and (ii) after the closing of the Business Combination provided that the Company will continue holding 50% or more of the voting securities of CH-AUTO Tech following the closing of the Business Combination, and consequently the Company is able to rely on Rule 3a-1. In addition, the Company believe that it has limited risk of failing to maintain its holding of 50% or more of the voting securities of CH-AUTO Tech following the closing of the Business Combination as it is currently actively negotiating with its creditors regarding the repayment terms so that the amount of shares under equity pledge and judicial freezing can reduced (and thus brings up its voting rights in CH-AUTO Inc. from 47.5876% to 50% or more in extreme scenario, i.e., all the equity pledge are exercised and all shares subject to judicial freezing are later auctioned off pursuant to the PRC laws). Lastly, in the event that the Company fails to maintain its holding of 50% or more of the voting securities of CH-AUTO Tech following the closing of the Business Combination, the Company believes that CH-AUTO Tech will likely still be deemed primarily controlled by the Company following the closing of the Business Combination as no other shareholder of CH-AUTO Tech will own 25% or more of voting power in CH-AUTO Tech or has an equivalent amount of control of CH-AUTO Tech based on a review of the current facts and circumstances. Accordingly, the Company believe that CH-AUTO Tech can be considered either as a majority-owned subsidiary or an entity controlled primarily by the Company, to qualify for the exemption from the definition of investment company under Rule 3a-1.

Although the Company believes that there is not a material risk that the Company would be deemed to be an investment company as defined in the 1940 Act, the Company respectfully submits that it has included a risk factor on pages 108 of Amendment No.1 to address the risk. The Company will reevaluate the inclusion of the risk factor periodically based on the Company’s assets and investment securities at the time of any future filing after the closing of the Business Combination.

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If you have any questions regarding Amendment No.1, please contact Ms. Sally Yin by telephone at 212-497-7747 or via email at syin@wsgr.com, Mr. Jie Zhu by telephone at 86-21-6165-1761 or via e-mail at jizhu@wsgr.com, Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, Joan S. Guilfoyle by telephone at 202-524-8467 or via e-mail at jguilfoyle@loeb.com, or James A. Prestiano by telephone at 212-407-4831 or via e-mail at jprestiano@loeb.com. Please note that with respect to the responses set forth herein, insofar as relevant information relates to the Company such responses are based on discussions with and information provided by the Company or its counsel and information relating to MCAF is based on information provided by MCAF or its counsel.

Very truly yours,

/s/ Wilson Sonsini Goodrich & Rosati Professional Corporation

Wilson Sonsini Goodrich & Rosati Professional Corporation

Enclosures

cc:

Mr. Qun Lu, Chairman, Chief Executive Officer and Chief Financial Officer, CH AUTO INC.

Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV